Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

VIA EDGAR

July 24, 2012

Kieran Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Preferred and Income Term Fund

Registration Statement on Form N-2

File Nos. 333-181125 and 811-22699

Dear Mr. Brown:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on June 22, 2012 and the Preliminary Prospectus dated June 22, 2012, began on June 27, 2012 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on July 26, 2012, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 125,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of Nuveen Preferred and Income Term Fund (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on July 26, 2012 or as soon thereafter as practicable.

Sincerely,

WELLS FARGO SECURITIES, LLC

As Representative

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Raio
Name:	Jerry Raio
Title:	Managing Director

Nuveen Fund Advisors, Inc.

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

July 24, 2012

OVERNIGHT DELIVERY AND EDGAR

Kieran Brown

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Preferred and Income Term Fund

Registration Statement on Form N-2

File Nos. 333-181125 and 811-22699

Dear Mr. Brown:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen Preferred and Income Term Fund (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on July 26, 2012 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN PREFERRED AND INCOME TERM FUND

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary